EXHIBIT 4.20

Private & Confidential
Dated 6 October 2009 ____________________________________

AMCIC CAPE HOLDINGS LLC and BIRD ACQUISITION CORP.	(1) (2)

____________________________________ MEMBERSHIP INTEREST TRANSFER AGREEMENT for the transfer of membership interests in Christine Shipco LLC ____________________________________

Contents

Clause		Page

1	Definitions and interpretation	1
2	Conditions precedent	3
3	Agreement to sell the Christine Membership Interests	4
4	Consideration	4
5	Completion	4
6	The Warranties	6
7	Dealing with and voting on the Christine Membership Interests	8
8	Entire agreement	8
9	Announcements and confidentiality	8
10	Waivers and releases	9
11	Miscellaneous	9
12	Notices	10
13	Assignment	10
14	Governing law and agent for service of process	11
15	Jurisdiction	11

Schedule 1 Information on Christine	12
Schedule 2 The AMCIC Warranties	13
Schedule 3 The Bird Warranties	15

THIS AGREEMENT is dated 6 October 2009 and is made BETWEEN:

(1)	AMCIC CAPE HOLDINGS LLC whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (AMCIC); and

(2)	BIRD ACQUISITION CORP. whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (Bird).

NOW IT IS HEREBY AGREED as follows:

1	Definitions and interpretation

1.1	In this Agreement, unless the context requires otherwise:

Alma SPA means the share purchase agreement made or, as the context may require, to be made between Keagan Enterprises S.A. and MK Maritime LLC in relation to the sale and purchase of interests in Quest Maritime Enterprises S.A. and Alma Maritime Limited in agreed form;

AMCIC Performance Guarantee means a letter of guarantee dated 5 April 2007 executed by AMCIC in favour of the Seller guaranteeing to the Seller 28.6% of the financial obligations of Christine under the Christine Contract;

AMCIC Warranties means the warranties given by AMCIC and set out in schedule 2;

Bank means The Royal Bank of Scotland plc of 36 St. Andrew Square, Edinburgh EH2 2YB, Scotland acting through its branch known as The Shipping Business Centre at 5-10 Great Tower Street, London EC3P 3HX, England and includes its successors in title, transferees and/or assignees;

Bird Warranties means the warranties given by Bird and set out in Schedule 3;

Builder means Imabari Shipbuilding Co., Ltd. of Tokyo, Japan and includes its successors in title;

Business Day means a day other than a Saturday or Sunday on which banks are ordinarily open for the transaction of normal banking business in Athens and New York;

Charterer means EDF Trading Limited of 80 Victoria Street, Cardinal Place, London SW1E 5JL, England and includes its successors in title;

Christine means Christine Shipco LLC, further details of which are set out in schedule 1;

Christine Charter means the "NYPE 93 Form" time charter in respect of the Christine Vessel dated 28 December 2006 and made between the Charterer and Christine as amended and supplemented by a side letter dated 16 April 2007 made between the Charterer and Christine and as the same may from time to time be further amended and supplemented pursuant to which Christine has agreed to let and the Charterer has agreed to take on charter the Christine Vessel for a period of 66 to 72 months commencing on its delivery from the Builder at $25,000 per day plus an amount in Dollars equal to 50% of that daily hire calculated by the parties to the Christine Charter pursuant to clause 10 thereof which is in excess of $25,000 per day and otherwise on the terms set out therein;

Christine Contract means a "Nipponsale 1993" memorandum of agreement dated 5 April 2007 made between the Seller as seller and Christine as buyer in relation to the sale and delivery by the Seller to Christine of the Christine Vessel;

Christine Indemnity means a deed of indemnity to be executed by Bird in favour of AMCIC whereby Bird agrees to indemnify 100% of any liability of AMCIC to the Seller under the AMCIC Performance Guarantee in agreed form;

Christine Limited Liability Company Agreement means the limited liability company agreement regarding Christine dated 30 March 2007 and made between Robertson Maritime Investors LLC, AMCIC and Bird;

Christine Loan Agreement means the loan agreement dated 11 April 2007 made between the Bank, as lender and Christine, as borrower, pursuant to which the Bank has agreed, inter alia, to make available to Christine a term loan in the amount of up to $25,333,000;

Christine LOU means a letter of undertaking dated 11 April 2007 provided jointly by AMCIC and Robertson Maritime Investors LLC and addressed to the Bank in relation to the obligations of Christine under the Christine Loan Agreement as the same has been or shall be amended from time to time;

Christine Membership Interests means the limited liability company interests in Christine owned by AMCIC equal to 28.6% of the total limited liability company interests in Christine;

Christine Vessel means the approximately 180,000 dwt capesize bulk carrier motor vessel to be constructed by the Builder and bearing during such construction Hull No. S-2295;

Completion means completion of the sale by AMCIC and purchase by Bird of the Christine Membership Interests by the performance by the parties of their respective obligations under, and otherwise in accordance with, clause 5;

Completion Date means 31 October 2009 or such earlier or later date as the parties hereto may agree in writing;

Conditions means the conditions specified in clause 2.1;

Conditions Final Date means 9 October 2009 or such later date as the parties hereto may agree in writing;

Dollars and $ mean the lawful currency of the United States of America and in respect of all payments to be made under this Agreement mean funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

Encumbrance means any mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, claim, right, interest or preference granted to any person or any other encumbrance or security interest of any kind (or an agreement or commitment to create any of the same);

Guarantee means any guarantee, indemnity, suretyship, letter of comfort or other assurance, security or right of set-off given or undertaken by a person to secure or support the obligations (actual or contingent) of any other person and whether given directly or by way of counter-indemnity to any other person who has provided a Guarantee;

Lillie and Hope Membership Interest Transfer Agreement means the membership interest transfer agreement made or, as the context may require, to be made between Bird and AMCIC in relation to the transfer of membership interests in Lillie Shipco LLC and Hope Shipco LLC, in agreed form;

Membership Interests Purchase Documents has the meaning given to it in clause 8.1;

Nominated Account means a bank account in the name of AMCIC Kaperbrief Holdings B.V. held at Rabobank International of The Netherlands (SWIFT: RABONL2U), with account number NL5O RABO 0127169938 (IBAN);

Other Purchase Agreements means together the Alma SPA and the Lillie and Hope Membership Interest Transfer Agreement;

Purchase Price means two million eight hundred thousand Dollars ($2,800,000);

Refund Guarantor means Mizuho Corporate Bank, Ltd. of 3-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8210, Japan and includes its successors in title;

Relevant Claim means (i) in relation to Bird, a claim by Bird involving or relating to a breach of any of the AMCIC Warranties, whether for damages, compensation or any other relief and (ii) in relation to AMCIC, a claim by AMCIC involving or relating to a breach of any of the Bird Warranties, whether for damages, compensation or any other relief; and

Seller means Cosmos World Maritime S.A. of 53rd Street, Urbanizacion Obarrio, Torre Bancosur, 16th Floor, Panama, Republic of Panama.

1.2	In this Agreement, unless the context requires otherwise:

1.2.1
a document expressed to be in agreed form means a document in a form which has been agreed by the parties on or before the execution of this Agreement and signed or initialled by them or on their behalf, for the purposes of identification;

1.2.2	references to a clause or schedule are to a clause of or a schedule to this Agreement. The schedules form part of this Agreement;

1.2.3	the headings in this Agreement do not affect its interpretation;

1.2.4
words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons;

1.2.5	references to AMCIC, Bird and Christine will include, where the context permits, their respective successors in title; and

1.2.6	references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended.

2	Conditions precedent

2.1	The sale and purchase of the Christine Membership Interests pursuant to clause 3 is conditional on the satisfaction of all of the following:

2.1.1	the Lillie and Hope Membership Interest Transfer Agreement being duly executed by both AMCIC and Bird; and

2.1.2	the Alma SPA being duly executed by both parties thereto.

2.2
AMCIC and Bird undertake to use their respective best endeavours to ensure that the Conditions are satisfied as soon as possible after the date of this Agreement and in any event by no later than the Conditions Final Date.

2.3
If at any time either party becomes aware of a fact or circumstance that might prevent or materially delay any of the Conditions set out in clause 2.1 being satisfied, it shall promptly notify the other.

2.4	AMCIC and Bird may agree to waive (to the extent agreed between them) either or both of the Conditions.

2.5	Each party shall give notice to the other that a Condition has been satisfied within one Business Day of becoming aware of that fact.

2.6
If any Condition is not satisfied or waived on or before the Conditions Final Date then this Agreement shall terminate (except clauses 8 (Entire agreement), 9 (Announcements and confidentiality) to 12 (Notices), clause 14 (Governing law and agent for service of process) and clause 15 (Jurisdiction) which shall remain in full force and effect) and no party shall have any claim against the others except for any prior breach of clause 2.2.

3	Agreement to sell the Christine Membership Interests

3.1
AMCIC shall sell to Bird the Christine Membership Interests and Bird (relying on the AMCIC Warranties and undertakings given by AMCIC contained in this Agreement) shall buy the Christine Membership Interests from AMCIC with full title guarantee and free from all Encumbrances in accordance with the terms and conditions contained in this Agreement.

3.2
Title to and beneficial ownership of the Christine Membership Interests shall pass on Completion to Bird together with all associated rights and benefits deriving from, attaching or accruing to, them on or after Completion as evidenced by the membership interest transfer to be executed pursuant to clause 5.1.2(b).

3.3	Bird shall not be obliged to complete the purchase of any of the Christine Membership Interests unless the purchase of all the Christine Membership Interests is completed simultaneously.

4	Consideration

The consideration for the sale of the Christine Membership Interests by AMCIC shall be the payment by Bird to AMCIC of the Purchase Price.

5	Completion

5.1
Subject to clauses 5.2, 5.5 and 5.6, Completion shall take place at the offices of Norton Rose LLP at 1 Palaia Leoforos Posidonos & 3 Moraitini Street, Delta Palaio Faliro, Athens, Greece on the Completion Date when all (but not part only unless the parties so agree or waive pursuant to clause 5.5) of the following business shall be transacted:

5.1.1	Bird shall deliver, or shall procure the delivery, to AMCIC of:

(a)
the powers of attorney or other authorities under which the execution of this Agreement and the transfer of the Christine Membership Interests are authorised and certified copies of the minutes recording the resolution of the Board of Directors of Bird authorising the execution of this Agreement and the transactions to be performed pursuant to it;

(b)	a deed of release issued by the Bank in favour of AMCIC in agreed form, duly executed by the Bank and any other party thereto releasing AMCIC from its obligations under the Christine LOU; and

(c)	the complete executed original of the Christine Indemnity.

5.1.2	AMCIC shall deliver, or shall procure the delivery, to Bird of:

(a)
the duly executed powers of attorney or other authorities under which the transfer of the Christine Membership Interests are authorised and certified copies of the minutes recording the resolution of the Board of Directors of AMCIC authorising the sale of the

Christine Membership Interests and the transfer of the Christine Membership Interests to Bird;

(b)
such other duly executed documents as may be required to give Bird good title to the Christine Membership Interests and to enable Bird to become the holder of them, including the execution of a membership interest transfer in relation to the Christine Membership Interests in agreed form;

(c)
all the statutory and minute books of Christine (written up to the Business Day immediately preceding Completion and its limited liability company seal (if any), the true, complete and up to date copy of the certificate of formation of Christine as provided by the Registry of the Republic of the Marshall Islands in Piraeus, Greece, the true, complete and up to date executed copy of the Christine Limited Liability Company Agreement and other documents and records concerning Christine in the possession or under the control of AMCIC, each certified as such by an officer of AMCIC not earlier than 5 Business Days prior to Completion; and

(d)	an addendum no.1 to the Christine Charter in agreed form executed by the Charterer only.

5.1.3	AMCIC:

(a)	shall transfer the Christine Membership Interests to Bird;

(b)
shall procure that an officer of Christine procures that the capital account maintained by Christine for AMCIC be closed and the balance be transferred into the name of Bird and consolidated with the existing capital account maintained by Christine for Bird; and

(c)
shall procure the delivery to Bird of resignation letters (duly executed as deeds) from Mr Hans J. Mende as director, Mr Stamatis Molaris as director and officer and Ms Effie Paraskevopoulou as assistant secretary, each in agreed form;

5.1.4
Bird shall (a) pay the Purchase Price by electronic funds transfer for value on the day of Completion to the Nominated Account and payment of the Purchase Price into such account shall constitute a good discharge to AMCIC in respect of it and (b) execute and deliver to Christine an adoption agreement in an agreed form (the Adoption Agreement) pursuant to the terms and conditions of which Bird shall agree to be bound by the terms and conditions of the Christine Limited Liability Company Agreement with respect to the Christine Membership Interests.

5.1.5
The parties shall join in procuring that all bank mandates in force for Christine shall if, necessary, be altered (in such manner as Bird shall require) to reflect the resignations referred to in clause 5.1.3(c).

5.2	Following:

5.2.1	transaction (or the agreement not to transact pursuant to clause 5.5) of all of the business set out in clause 5.1; and

5.2.2
transaction (or the agreement not to transact pursuant to clause 6.5 of the Lillie and Hope Membership Interest Transfer Agreement) of all of the business set out in clause 6.1 of the Lillie and Hope Membership Interest Transfer Agreement; and

5.2.3	transaction (or the agreement not to transact pursuant to clause 5.5 of the Alma SPA) of all of the business set out in clause 5.1 of the Alma SPA,

then this Agreement and the Other Purchase Agreements shall complete simultaneously and the transfers provided for in this Agreement and the Other Purchase Agreements shall become effective. For the avoidance of doubt, if the matters specified in clauses 5.2.1 and/or 5.2.2 and/or 5.2.3 shall fail to occur then neither this Agreement nor the Other Purchase Agreements shall complete, the transfers provided for in this Agreement and the Other Purchase Agreements shall not become effective and, in respect of this Agreement, the terms of clause 5.6 shall apply.

5.3	Each party hereto undertakes to use its best endeavours to ensure that the business that needs to be transacted by such party pursuant to clause 5.1 is transacted on or before the Completion Date.

5.4
If at any time either party becomes aware of a fact or circumstance that might prevent or materially delay any of the business set out in clause 5.1 from being transacted, it shall promptly notify the other.

5.5
Each party may agree in writing to waive all or any of the obligations of the other party pursuant to the terms of clause 5.1. The parties may agree in writing to waive (to the extent agreed between them) all or any of the joint obligations of the parties.

5.6
If Completion does not take place on the Completion Date then this Agreement shall terminate (except clauses 8 (Entire agreement), 9 (Announcements and confidentiality) to 12 (Notices), clause 14 (Governing law and agent for service of process) and clause 15 (Jurisdiction) which shall remain in full force and effect) and no party shall have any claim against the other except for any prior breach of clause 5.3 and each party hereto shall have the right to ask for any documents given to the other party to be returned.

5.7	Following Completion:

5.7.1
the parties hereto agree to execute an acknowledgement in agreed form that all the business set out in clause 5.1 has been transacted or, as the case may be, waived and that Completion has taken place; and

5.7.2	Bird shall provide AMCIC with written evidence of the delivery of the Adoption Agreement to Christine on the Completion Date.

6	The Warranties

6.1	AMCIC:

6.1.1	warrants to Bird (for itself and as trustee for its successors in title) that each of the AMCIC Warranties is true and accurate; and

6.1.2	acknowledges that Bird has entered into this Agreement in reliance on, among other things, the AMCIC Warranties.

6.2
In each AMCIC Warranty, where any statement is qualified as being made so far as AMCIC is aware or any similar expression, it has been so qualified after due and careful enquiries by AMCIC and AMCIC has used all reasonable endeavours to ensure that all information given, referred to or reflected in that statement is accurate.

6.3	Each of the paragraphs in schedule 2:

6.3.1	shall be construed as a separate and independent warranty and representation; and

6.3.2	unless expressly provided in this Agreement, shall not be limited by reference to any other paragraph in schedule 2 or by any other provision of this Agreement,

and Bird shall have a separate claim and right of action in respect of every breach of an AMCIC Warranty.

6.4	The AMCIC Warranties shall not in any respect be extinguished or affected by Completion.

6.5	AMCIC agrees with Bird (for itself and as trustee for Christine and its directors, employees, agents and advisers) to waive any right or claim which it may have in respect of any misrepresentation or error in, or omission from any information or opinion supplied or given by Christine and/or any of its directors, officers, employees or agents in the course of negotiating this Agreement, and that any such right or claim shall not constitute a defence to any claim by AMCIC under or in relation to this Agreement.

6.6
Bird shall be entitled to make a Relevant Claim after Completion, whether or not Bird and/or any of its agents and/or any of its advisers had knowledge (whether actual, constructive or implied) of the matter giving rise to the claim before Completion; and Bird's right or ability to make any such claim shall not be affected or limited, and the amount recoverable shall not be reduced, on the grounds that Bird and/or its agents and/or its advisers may before Completion have had actual, constructive or implied knowledge of the matter giving rise to the claim.

6.7
AMCIC further warrants to Bird (for itself and as a trustee for its successors in title) that each of the AMCIC Warranties shall be true and accurate as at Completion (and such AMCIC Warranties shall be deemed to be repeated as at Completion) with reference to the facts and circumstances then prevailing, and for this purpose a reference in any of the AMCIC Warranties to the date of this Agreement shall be construed as a reference to the date of Completion.

6.8	Bird:

6.8.1	warrants to AMCIC (for itself and as trustee for its successors in title) that each of the Bird Warranties is true and accurate; and

6.8.2	acknowledges that AMCIC has entered into this Agreement in reliance on, among other things, the Bird Warranties.

6.9
In each Bird Warranty, where any statement is qualified as being made so far as Bird is aware or any similar expression, it has been so qualified after due and careful enquiries by Bird and Bird has used all reasonable endeavours to ensure that all information given, referred to or reflected in that statement is accurate.

6.10	Each of the paragraphs in schedule 3:

6.10.1	shall be construed as a separate and independent warranty and representation; and

6.10.2	unless expressly provided in this Agreement, shall not be limited by reference to any other paragraph in schedule 3 or by any other provision of this Agreement,

and AMCIC shall have a separate claim and right of action in respect of every breach of a Bird Warranty.

6.11	The Bird Warranties shall not in any respect be extinguished or affected by Completion.

6.12
AMCIC shall be entitled to make a Relevant Claim after Completion, whether or not AMCIC and/or any of its agents and/or any of its advisers had knowledge (whether actual, constructive or implied) of the matter giving rise to the claim before Completion; and AMCIC's right or ability to make any such claim shall not be affected or limited, and the amount recoverable shall not be reduced, on the grounds that AMCIC and/or its agents and/or its advisers may before Completion have had actual, constructive or implied knowledge of the matter giving rise to the claim.

6.13
Bird further warrants to AMCIC (for itself and as a trustee for its successors in title) that each of the Bird Warranties shall be true and accurate as at Completion (and such Bird Warranties shall be deemed to be repeated as at Completion) with reference to the facts and circumstances then prevailing, and for this purpose a reference in any of the Bird Warranties to the date of this Agreement shall be construed as a reference to the date of Completion.

7	Dealing with and voting on the Christine Membership Interests

7.1	AMCIC declares that, for so long as it remains the owner of record of any of the Christine Membership Interests after Completion it shall:

7.1.1
hold the Christine Membership Interests and the dividends and other distributions of profits or surplus or other assets declared, paid or made in respect of them after Completion and all rights arising out of or in connection with them in trust for Bird and its successors in title;

7.1.2	deal with and dispose of the Christine Membership Interests and all such dividends, distributions and rights as Bird or any such successor may direct; and

7.1.3	if so requested by Bird or any such successor:

(a)	vote at all meetings which it shall be entitled to attend as the owner of record of the Christine Membership Interests in such manner as Bird or any such successor may direct; and

(b)
execute all instruments of proxy or other documents which Bird may reasonably require and which may be necessary or desirable or convenient to enable Bird or any such successor to attend and vote at any such meeting.

8	Entire agreement

8.1	Each party acknowledges and agrees that:

8.1.1
this Agreement and all documents referred to or to be entered into pursuant to this Agreement including, without limitation the Alma SPA and the Lillie and Hope Membership Interest Transfer Agreement (together the Membership Interests Purchase Documents) constitute the entire agreement between the parties and supersede any prior agreement, understanding, undertaking or arrangement between the parties relating to the subject matter of the Membership Interests Purchase Documents;

8.1.2
by entering into the Membership Interests Purchase Documents, they do not rely on any statement, representation, assurance or warranty of any person (whether a party to the Membership Interests Purchase Documents or not and whether made in writing or not) other than as expressly set out in the Membership Interests Purchase Documents;

8.1.3
except as otherwise provided in any of the Membership Interests Purchase Documents, no party may rescind or terminate any of the Membership Interests Purchase Documents for breach of contract or for negligent or innocent misrepresentation or otherwise; and

8.1.4	nothing in this clause shall exclude or limit any liability for fraud.

9	Announcements and confidentiality

9.1
Subject to clause 9.2, no announcement, circular or communication (each an Announcement) concerning the existence or content of this Agreement shall be made by either party without the prior written approval of the other party (such approval not to be unreasonably withheld or delayed).

9.2
Clause 9.1 does not apply to any Announcement if, and to the extent that, it is required to be made by the rules of any stock exchange or any governmental, regulatory or supervisory body or court of competent jurisdiction (a Relevant Authority) to which the party making the Announcement is subject, whether or not any of the same has the force of law, provided that any Announcement shall, so far as is practicable, be made after consultation with the other party and after taking into account its reasonable requirements regarding the content, timing and manner of despatch of the Announcement in question.

9.3	Subject to Clause 9.4, each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

9.3.1	the subject matter and provisions of this Agreement;

9.3.2	the negotiations relating to this Agreement; or

9.3.3	the other party.

9.4	A party may disclose information which would otherwise be confidential if and to the extent:

9.4.1	required by the law of any relevant jurisdiction;

9.4.2	required by existing contractual obligations;

9.4.3	required by any Relevant Authority to which the party making the disclosure is subject, whether or not such requirement has the force of law;

9.4.4	required to vest the full benefit of this Agreement in either party;

9.4.5	disclosure is made to the professional advisers, auditors and bankers of either party;

9.4.6	the information has come into the public domain through no fault of that party; or

9.4.7	the other party has given prior written approval to the disclosure,

provided that any disclosure pursuant to clause 9.4.1, 9.4.2 or 9.4.3 shall, so far as it practicable, be made only after consultation with the other party.

10	Waivers and releases

10.1
The rights and remedies of each party to this Agreement are, except where expressly stated to the contrary, without prejudice to any other rights and remedies available to it.  No neglect, delay or indulgence by any party in enforcing any provision of this Agreement shall be construed as a waiver and no single or partial exercise of any rights or remedy of any party under this Agreement shall affect or restrict the further exercise or enforcement of any such right or remedy.

10.2
The liability of any party to this Agreement may in whole or in part be released, compounded or compromised; and, if the other party shall give time or indulgence to the person under such liability, this shall in no way prejudice or affect that party's rights against any other person under the same or similar liability.

11	Miscellaneous

11.1	No purported alteration of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement.

11.2
This Agreement may be executed in any number of counterparts, and each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument.

11.3	Each of the parties shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of this Agreement and all ancillary documents.

11.4	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

12	Notices

12.1	A notice or other communication given under or in connection with this Agreement (a Notice) shall be:

12.1.1	in writing;

12.1.2	in the English language; and

12.1.3	sent by the Permitted Method to the Notified Address.

12.2
The Permitted Method means any of the methods set out in the first column below, the second column setting out the date on which a Notice given by such Permitted Method shall be deemed to be given provided the Notice is properly addressed and sent in full to the Notified Address:

(1) Permitted Method	(2) Date on which Notice deemed given
Personal delivery	When left at the Notified Address
First class pre-paid post	Two Business Days after posting
Pre-paid air-mail	Six Business Days after posting
Fax transmission	On completion of transmission

12.3	The Notified Addresses of each of the parties is as set out below:

Name of Party	Address	Fax Number	Marked for the attention of:
AMCIC With a copy to Norose Notices Limited

475 Steamboat Road, Greenwich, Second Floor, Greenwich CT 06830 USA

the address of its registered office for the time being (at the date of this Agreement being 3 More London Riverside, London SE1 2AQ, UK)
		+ 1 203 625 9231 +44 207 2836500	Mr Hans Mende/ Mr Nimesh Patel The Partnership Office Manager (CCR/LN30281)
Bird	17th km National Road, Athens Lamia & Finikos Street, 145 64 Nea Kifissia, Athens, Greece	+30 210 800 2475	Mrs Victoria Poziopoulou

or such other Notified Address as any of the parties may, by written notice to the other parties, substitute for their Notified Address set out above.

13	Assignment

Neither of the parties shall be entitled to assign the benefit of any rights under this Agreement.

14	Governing law and agent for service of process

14.1	This Agreement and any non-contractual obligations connected with it shall be governed by and construed in accordance with English law.

14.2
The parties irrevocably agree that all disputes arising under or in connection with this Agreement, or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, regardless of whether the same shall be regarded as contractual claims or not, shall be exclusively governed by and determined only in accordance with English law.

14.3	Each party hereby irrevocably authorises and appoints:

14.3.1	in the case of AMCIC, Norose Notices Limited (for the attention of the Partnership Office Manager) of 3 More London Riverside, London SE1 2AQ, UK (reference CCR/ LN30281); and

14.3.2	in the case of Bird, Hill Dickinson Services (London) Limited of Irongate House, Duke's Place, London EC3A 7HX, England,

or such other person located in England or Wales as each party may at any time in the future substitute by notice in writing to all the other parties to this Agreement, to accept on its behalf service of all legal process arising out of or in connection with any proceedings before the English courts in connection with this Agreement.

15	Jurisdiction

The parties irrevocably agree that the courts of England and Wales are to have exclusive jurisdiction, and that no other court is to have jurisdiction to:

(a)
determine any claim, dispute or difference arising under or in connection with this Agreement or in connection with the negotiation, existence, legal validity, enforceability or termination of this Agreement, whether the alleged liability shall arise under the law of England and Wales or under the law of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts (Proceedings); and

(b)	grant interim remedies, or other provisional or protective relief.

The parties submit to the exclusive jurisdiction of such courts and accordingly any Proceedings may be brought against the parties or any of them or any of their respective assets in such courts.

This Agreement has been executed as a deed and it has been delivered on the date stated at the beginning of this Agreement.

Schedule 1

Information on Christine

Date and place of formation	30 March 2007, Republic of the Marshall Islands
Registered office	Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960
Initial Capital Contribution	$1,000 divided as follows: Robertson Maritime Investors LLC - 28.6% AMCIC - 28.6% Bird - 42.8%
Directors	Corbin J. Robertson Jr. Hans J. Mende Stamatis Molaris
Officers
Stamatis Molaris: Chief Executive Officer
Paul Cornell: Chief Financial Officer and Treasurer
Nikos Frantzeskakis: Chief Operating Officer and Chief Commercial Officer
Steve Putman: Vice President and Secretary
Effie Paraskevopoulou: Assistant Secretary

Secretary/Assistant Secretary	Steve Putman/Effie Paraskevopoulou

Schedule 2

The AMCIC Warranties

1	The Christine Membership Interests and Christine

1.1	The Christine Membership Interests are fully paid and constitute twenty eight point six per cent (28.6%) of the issued and allotted membership interests of Christine.

1.2
There is no Encumbrance on, over or affecting the Christine Membership Interests, there is no agreement or commitment to give or create any such Encumbrance and no person has made any claim to be entitled to any right over or affecting the Christine Membership Interests.

1.3
Christine is a Marshall Islands limited liability company registered in the Republic of the Marshall Islands. The information set out in schedule 1 is complete and accurate and Christine does not have, nor has it ever had, any subsidiaries or interest in any body corporate, partnership, joint venture or other legal entity of any nature whatsoever.

1.4
Save pursuant to Article 10 of the Christine Limited Liability Company Agreement, no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue or transfer of any membership interest or loan capital of Christine under any option or other agreement or otherwise howsoever.

2	Powers and obligations of AMCIC

2.1
AMCIC has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under, this Agreement and each document to be executed at or before Completion will, when executed, constitute legal, valid and binding obligations of AMCIC enforceable in accordance with their respective terms.

2.2	AMCIC is entitled to sell and transfer or procure the sale and transfer of the full legal and beneficial ownership in the Christine Membership Interests to Bird on the terms set out in this Agreement.

2.3
No consent, authorisation, licence or approval of any governmental, administrative, judicial or regulatory body, authority or organisation or by the holders of  the membership interests in Christine is required to authorise the execution, delivery, validity, enforceability or the performance by AMCIC of its obligations under this Agreement or will be required as a consequence of this Agreement.

3	Compliance with legal requirements

3.1
All registers and minute books required by law to be kept by Christine have been properly written up and contain an accurate and complete record of the matters which should be recorded in them, and Christine has not received any application or request for rectification of its statutory registers or any notice or allegation that any of them is incorrect.

3.2
Christine is conducting and has at all times conducted its business in all respects in accordance with all applicable laws and regulations in the Republic of the Marshall Islands (including, without limitation, all laws and regulations pertaining to competition matters) and has no liability for any unlawful act committed by any other person.

3.3
Christine has obtained all licences, permissions, consents and other approvals (together Permits) and made all filings required for or in connection with the carrying on of its business in the places and in the manner in which business is now carried on; such Permits are in full force and effect, are not limited in duration or subject to any unusual or onerous conditions and have been complied with in all respects, and there are no circumstances which exist or indicate that any of such Permits will or may be revoked or not renewed or which may confer a right of revocation.

3.4
Christine has not been notified that any investigation or enquiry in respect of its affairs is being or has been conducted by any governmental or other body, and so far as AMCIC is aware there are no circumstances likely to give rise to any such investigation or enquiry.

4	Certificate of membership interests

Christine has not issued any certificate regarding the Christine Membership Interests.

Schedule 3

The Bird Warranties

1	Powers and obligations of Bird

1.1
Bird has the right, power and authority and has taken all action necessary to execute and deliver, and to exercise its rights and perform its obligations under, this Agreement and each document to be executed at or before Completion will, when executed, constitute legal, valid and binding obligations of Bird enforceable in accordance with their respective terms.

1.2
No consent, authorisation, licence or approval of any governmental, administrative, judicial or regulatory body, authority or organisation or by the holders of  the membership interests in Christine is required to authorise the execution, delivery, validity, enforceability or the performance by Bird of its obligations under this Agreement or will be required as a consequence of this Agreement.

2	Merger

Bird is the successor in interest by merger to Quintana Maritime Limited (Quintana) and acquired all right, title and interest in and to the limited liability company interests in Christine owned by it equal to 28.6% of the total limited liability company interest in Christine.

EXECUTED as a DEED by	)
for and on behalf of	)
AMCIC CAPE HOLDINGS LLC	)	Attorney-in-fact
in the presence of:	)

Witness
Name:
Address:
Occupation:

EXECUTED as a DEED by	)
for and on behalf of	)
BIRD ACQUISITION CORP.	)	Attorney-in-fact
in the presence of:	)

Witness
Name:
Address:
Occupation: